UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Exhibits 99.1, 99.2., 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, and 99.10 to this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 17, 2023 (File No. 333- 274054).

EXHIBIT INDEX

99.1	News Release dated February 13, 2024
99.2	Material Change Report dated February 13, 2024
99.3	News Release dated February 22, 2024
99.4	Material Change Report dated February 22, 2024
99.5	News Release dated March 1,2024
99.6	Material Change Report dated March 1, 2024
99.7	News Release dated March 6, 2024
99.8	Material Change Report dated March 6, 2024
99.9	News Release dated April 5, 2024
99.10	Material Change Report dated April 5, 2024

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Date: April 12, 2024